UNITED FIRST PARTNERS LLC

FINANCIAL STATEMENT

DECEMBER 31, 2024

PUBLIC

Facing Page – Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68718

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **UNITED FIRST PARTNERS LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
3 Columbus Circle, Suite 1730
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Delwyn Alvarado	**212-266-5666**	dalvarado@utdfirst-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1, Suite 1403	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

09/18/2003	**217**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Delwyn Alvarado, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UNITED FIRST PARTNERS LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Signature: [signature]

Title: Acting Interim Chief Compliance Officer

Lori Alessi
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
United First Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of United First Partners LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
April 28, 2025

Miami ● Los Angeles ● Cayman Islands

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

Assets

Assets:		
Cash and cash equivalents	$	668,792
Due from broker		1,651,617
Commissions receivable (net of allowance for credit losses of $68,023)		632,589
Property and equipment (net of accumulated depreciation of $583,752)		86,236
Due from affiliate		190,489
Operating lease right of use asset		1,954,916
Other assets		154,531
Total Assets	$	5,339,170

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,498,139
Operating lease liability		2,135,838
Subordinated borrowings - related party		1,100,000
Total Liabilities		4,733,977
Member's equity		605,193
Total Liabilities and Member's Equity	$	5,339,170

See accompanying notes to financial statement

1.   **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii), clearing all U.S. institutional transactions on an RVP/DVP basis. The Company does not hold any customer funds or safe keep customer securities.

The Company's broker dealer activity consists primarily of selling foreign and domestic corporate equity securities, options, and municipal securities. The Company also engages in other activities contemplated by Footnote 74 of the SEC Release No. 34-70073 such as providing access to technology or platform services when it provides U.S. options execution services, or provides access to research reports. The Company commenced its broker-dealer operations on August 28, 2012. In February 2016, the Company received FINRA approval amending the provision of research reports to allow it to issue first party research (research it publishes and distributes) and also approval to engage in the following additional business lines: trading securities for its own account, acting as a selling group agent, private placements, and M&A advisory services. In August 2018 the Company was approved as an introducing broker by the National Futures Association ("NFA"). The Company has not engaged in this activity since obtaining approval. During 2019, the Company added corporate debt and municipal bond trading to its active business lines.

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The Company has evaluated subsequent events through the date this financial statement was available to be issued.

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.   Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes. As of December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020. In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on this financial statement as of December 31, 2024. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress. The Company follows ASU 2019-12 (Topic 740) which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on this financial statement and related disclosures.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less. During the year ended December 31, 2024, the Company closed its cash accounts with HSBC ("HSBC") and opened an account with JPMorgan Chase Bank. The cash account balances may exceed the FDIC insurance limit of $250,000. The Company account with HSBC held cash of $212,290 used as collateral for its lease agreement with Columbus Property Management. On July 17, 2024 the letter of credit expired and the funds were released back to the Company. As of the financial statements' issuance date, the Company had insufficient information from the property manager to take out a new letter of credit with a different financial institution and is in the process of clarifying the required amount on the letter of credit.

Commissions Receivable and Allowance for Credit Losses

The Company follows ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which applies financial instruments, such as trade receivables, for expected credit losses. Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end, after consideration of factors such as historical experience, credit quality, terms, current and future economic conditions, and other matters relevant to collectability. In computing the allowance, management assigns a variable probability of non-collection depending on the age of receivables. As of December 31, 2024, the Company reported $700,612 gross options commissions receivable net of $68,023 allowance for credit losses on the Statement of Financial Condition.

1.   **Nature of Operations and Summary of Significant Accounting Policies (Continued)**

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five-step model including; when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

> **Receivables, Contract Assets and Contract Liabilities**
> Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables of $632,589, as of December 31, 2024 are reported in the Statement of Financial Condition net of $68,023 allowance for credit losses.
>
> Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. As of December 31, 2024 there were no contract assets reported in the Statement of Financial Condition.
>
> Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024, there were no contract liabilities reported on the Statement of Financial Condition.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Leases (Continued)

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

The components of Property and Equipment are:

Furniture and fixtures	$ 178,472
Office equipment	491,516
	669,988
Less: Accumulated depreciation	(583,752)
	$ 86,236

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain the greater of 2% of aggregate debit items or $250,000 as minimum regulatory net capital. As of December 31, 2024, the Company had net capital of $1,103,704 which was $853,704 in excess of its required net capital of $250,000.

5. Operating Leases

Effective October 1, 2023 the Company had entered into a lease agreement with Columbus Property Management which expires on March 31, 2030. The Company has classified this lease as an operating lease. On the December 31, 2024 Statement of Financial Condition, the Company is reporting an operating lease right of use asset in the amount of $1,954,916 and an operating lease liability of $2,135,838. A discount rate of 4.90% was used when measuring the operating lease right of use asset and the operating lease liability at inception through December 31, 2024

The future minimum lease liability payments are as follows:

	Undiscounted Lease Payments	
2025	$	404,012
2026		448,574
2027		474,522
2028		489,401
2029		498,783
Thereafter		125,285
Total undiscounted lease payments		2,440,577
Less imputed interest		(304,739)
Total operating lease liability	$	2,135,838

In accordance with the current lease agreement the Company funded a $35,488 security deposit which is included in other assets reported in the Statement of Financial Condition.

6. Related Party Transactions

The Company is 100% owned by the Parent. United First Management Ltd owns 100% of the Parent, UFP London ltd ("UFP Ltd") and UFP Research SA. are wholly owned by United First Management Ltd. Mariana UFP LLP is a subsidiary of UFP Ltd. Pursuant to an agreement with UFP Research SA, UFP Research SA provides equity research to the Company for distribution to its clients. These services were billed to the Company on a monthly basis. The agreement was terminated in May 2024

The Company had an arrangement with Mariana UFP LLP in which the Company referred trades to Mariana UFP LLP for execution on an agency basis. This arrangement was terminated in June 2024. From time to time UFP Ltd makes or collects payments on behalf of the Company. As of December 31, 2024, the Company had a receivable of $190,489 from UFP Ltd.

7. **Liabilities Subordinated to Claims of General Creditors-Related Party**

Borrowings under a subordination agreement aggregated $1,100,000 as of December 31, 2024. The subordinated borrowings- related party are due to the Parent and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing was approved by FINRA in June 2017, expired in June 2020, and was renewed subsequently until June 2026 under the same terms. Interest on the loan is computed at 9% per annum.

8. **Due from Broker**

In the normal course of business, the Company acts as an introducing broker and, accordingly, substantially all of the Company's securities transactions, money balances, and security positions are transacted and held with the Company's clearing broker, National Financial Services LLC. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from these counterparties. As of December 31, 2024, $1,651,617 was due from its clearing broker.

9. **Commitments and Contingencies**

As a regulated securities broker-dealer, in ordinary course of business, the Company may be involved in litigation, claims, or examinations by self-regulatory organizations. Except for the matter mentioned below, in management's opinion, based upon the information available at the time these financial statements were issued, there were no litigation, claims, or regulatory actions against the Company that would have a material impact on its financial position or operating results. As of December 31, 2024, the Company was in settlement negotiations with FINRA over the results of its recent exam findings. Effective March 24, 2025, the Company has settled this matter without admitting or denying FINRA's findings.

10. **Retirement plan**

The Company adopted a 401K plan in August 2014 for all eligible employees to which it makes Safe Harbor Contributions by way of a percentage contribution to non-highly compensated employees.

11. **Subsequent Events**

Events have been evaluated for recognition and disclosure through the date this financial statement was issued.